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                           October 23, 2020

       Luis Henrique Cals de Beauclair Guimar  es
       Chief Executive Officer
       Cosan S.A.
       Avenida Brigadeiro Faria Lima, 4,100
       16th Floor
       S  o Paulo, Brazil

                                                        Re: Cosan S.A.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted October
2, 2020
                                                            CIK No. 0001430162

       Dear Mr. Guimar  es:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 Submitted October 2, 2020

       Questions and Answers About the Merger and the CZZ Special Meeting Questions and Answers About the Merger, page xii

   1.                                                   We note the disclosure
that the Companies    board of directors have established special
                                                        independent committees
to negotiate the exchange ratios for the exchange of (i) CZZ for
                                                        CSAN ADSs; and (ii)
CLOG for CSAN shares. Please include a question and answer and disclosure in your
summary section regarding the factors the special independent committees considered
in determining the exchange ratio and update your disclosures regarding the exchange
ratio throughout, as appropriate.
 Luis Henrique Cals de Beauclair Guimar  es
Cosan S.A.
October 23, 2020
Page 2
2. We note the disclosure that the Proposed Transaction is being proposed by CSAN and
         CZZ because the new corporate structure of CSAN   s Group "will
facilitate future
         opportunities of fundraising, including by means of public offers of other companies in the group." Please expand your disclosure to explain this statement. In this regard, explain why the new corporate structure will facilitate future fundraising that would be different from your current corporate structure and provide additional details on how it will facilitate the "public offers of other companies in the group." Also revise disclosures at page 33 accordingly.
Material Tax Considerations, page 41

3. We note that you state in your registration statement that you expect the merger to qualify as a "reorganization" under Section 368(a) of the U.S. Tax Code. It appears that you have included tax representations as to tax consequences that may be material to investors.
         Please clarify here that the tax representations are opinions of counsel and file as an exhibit to your registration statement an opinion of counsel with respect to the material tax consequences, including the representation that the merger is intended to qualify as a
         "reorganization," or provide us with an analysis as to why you do not believe you are required to do so. See Item 601(b)(8) of Regulation S-K. For guidance, refer to Section
         III.A.2 of Staff Legal Bulletin 19.
Shareholder Voting Rights, page 85

4. We note that under Bermuda law and CZZ's bylaws, shareholders may act by written consent. We note your disclosure that under Brazilian law, "except as otherwise provided in the CSAN By-Laws or under the Brazilian Corporation Law, resolutions submitted to
         the shareholders    meetings may be approved by a majority of the
shareholder votes validly
         cast in favor of such action, with abstentions not taken into account." Please expand the risk factor at page 12 to disclose that under Brazilian law shareholders may not act solely by written consent or advise.
      You may contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                      Sincerely,
FirstName LastNameLuis Henrique Cals de Beauclair Guimar  es
Comapany NameCosan S.A.
                                                      Division of Corporation
Finance
October 23, 2020 Page 2                               Office of Energy &
Transportation
FirstName LastName